EXHIBIT 12

NEWELL RUBBERMAID INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,

(dollars in millions)	2009	2008	2007	2006	2005

Earnings Available for Fixed Charges:
Income before income taxes	$ 428.2	$ 3.8	$ 632.0	$ 518.5	$ 466.2
Equity in earnings of affiliates	(0.6)	(1.3)	(0.1)	(0.9)	(0.9)
Income attributable to noncontrolling interests	—	(2.0)	(3.1)	(3.6)	(2.8)

Total earnings	427.6	0.5	628.8	514.0	462.5
Fixed charges -
Interest expense (1)	146.3	146.8	118.0	138.8	142.1
Portion of rent determined to be interest (2)	39.7	42.6	36.2	35.1	34.2

	$ 613.6	$ 189.9	$ 783.0	$ 687.9	$ 638.8

Fixed Charges:
Interest expensed and capitalized	$ 147.5	$ 147.5	$ 120.9	$ 140.2	$ 142.1
Portion of rent determined to be interest (2)	39.7	42.6	36.2	35.1	34.2

	$ 187.2	$ 190.1	$ 157.1	$ 175.3	$ 176.3

Ratio of Earnings to Fixed Charges	3.28	1.00	4.98	3.92	3.62

(1)	Excludes interest capitalized during the year.

(2)	A standard ratio of 33% was applied to gross rent expense to approximate the interest portion of short-term and long-term leases.